[redacted]

11020318

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH. D.C.
196

pls
3/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHARLES STREET SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 WILTON CRESCENT
(No. and Street)

LONDON, SW1X BRN, UNITED KINGDOM
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERARD MIZRAHI, MANAGING PARTNER 44 (0) 20 7235 7642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICH AND BANDER, LLP
(Name – *if individual, state last, first, middle name*)

15 WEST 28TH STREET, SUITE 7A (Address) NEW YORK (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mr

OATH OR AFFIRMATION

I, GERARD MIZRAHI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHARLES STREET SECURITIES, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SOLICITOR
CLAIRE L. ALLAN
COMMISSIONER FOR OATHS

Signature

CHILD & CHILD
SOLICITORS
14 GROSVENOR CRESCENT
LONDON SW1X 7EE

MANAGING PARTNER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations and Comprehensive Income
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Auditors' Report

To the Stockholders of
Charles Street Securities, Inc.

We have audited the accompanying statement of financial condition of Charles Street Securities, Inc. as of December 31, 2010, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Street Securities, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Rich and Bander, LLP

New York, NY
February 17, 2011

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

CHARLES STREET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS		
Current assets		
Cash and cash equivalents	$	32,861
Prepaid expenses		1,686
Securities - not readily marketable		15,471
Due from affiliate		2,499
Loans to stockholder		-
Total current assets		**52,517**
Deferred tax asset - noncurrent, net		-
Other assets		
Investment in affiliate		48,884
Total other assets		**48,884**
TOTAL ASSETS	**$**	**101,401**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$	9,881
Income taxes payable		2,440
Total current liabilities		**12,321**
Stockholders' equity		
Common stock, \$0.125 par value; 2,000 shares authorized, 1,250 shares issued and outstanding		0.13
Capital in excess of par		214,684
Retained earnings		6,348
Accumulated other comprehensive loss		(131,952)
Total stockholders' equity		**89,080**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**101,401**

The accompanying notes are an integral part of these financial statements.

CHARLES STREET SECURITIES, INC.
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenue	$ -
Expenses	
Consulting fees	23,993
Professional fees	13,400
Regulatory and compliance	7,152
Office expenses	5,208
Travel and entertainment	4,595
Rent	487
Interest expense	149
Other operating expenses	519
	55,503
Loss from operations	(55,503)
Other income	
Earnings in affiliate investee	48,859
Investment income from investment in affiliate	4,847
Interest income	6,627
	60,333
Income before provision for income taxes	4,830
Provision for income taxes	11,154
Net loss	**(6,324)**
Other comprehensive income (loss)	
Reclassification adjustment for losses realized on marketable securities loaned to stockholder	148,970
Foreign currency translation adjustment	(6,860)
Unrealized loss on securities owned and securities loaned to stockholder	(16,369)
	125,741
Total comprehensive income	**$ 119,417**

The accompanying notes are an integral part of these financial statements.

CHARLES STREET SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock		Capital In Excess of Par	Retained Earnings (Deficit)	Accumulated Other Comp. Loss	Total Stockholders' Equity
	Shares	Amount				
Balance at January 1, 2010	1,250	$ 0.13	$ 672,864	$ 12,672	$ (257,693)	$ 427,843
Net loss	-	-	-	(6,324)	-	(6,324)
Return of capital	-	-	(458,180)	-	-	(458,180)
Other comprehensive income	-	-	-	-	125,741	125,741
Balance at December 31, 2010	1,250	$ 0.13	$ 214,684	$ 6,348	$ (131,952)	$ 89,080

The accompanying notes are an integral part of these financial statements.

CHARLES STREET SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net loss	$ (6,324)
Adjustments to reconcile net loss to net cash flows used in operating activites:	
Undistributed earnings from affiliate investee	(48,859)
(Increase) decrease in operating assets:	
Due from affiliate	(2,499)
Prepaid expenses	(1,686)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(231)
Income taxes payable	(3,931)
Total adjustments	(57,206)
Net cash used in operating activities	(63,530)
Cash flows from investing activities:	
Repayments of loans to stockholder	78,239
Net cash provided by investing activities	78,239
Effect of exchange rate changes on cash	(6,860)
Net increase in cash and cash equivalents	7,849
Cash and cash equivalents, beginning of year	25,012
Cash and cash equivalents, end of year	$ 32,861
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 149
Income taxes	$ 12,397
Noncash investing and financing activities:	
Expenses paid by stockholder on behalf of Company included as loan repayments	$ 78,239

The accompanying notes are an integral part of these financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Charles Street Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on December 13, 1984. The Company was incorporated on August 19, 1983 in the State of Delaware and is a private merchant banking firm which is primarily engaged in (a) investment banking for micro-cap companies, (b) discretionary investment advisory services, and (c) financial advisory work. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Accounts Receivable

The Company provides services to clients using credit terms customary in its industry. Interest is not normally charged on receivables. Management establishes a reserve for losses on its accounts based on specific customer situations, historic loss experience and current economic conditions. Losses are written-off to the reserve when management determines further collection efforts will not produce recoveries. At December 31, 2010 there was no reserve for losses on receivables.

Investment in Affiliate

The Company uses the equity method to account for its investment in an affiliated entity where its ownership percentage exceeds 20% and it has significant influence over the entity's operations and decision making processes. The Company records its share of the investee's earnings (losses) in the statement of operations and comprehensive income as "Earnings in affiliate investee" and the carrying value of its investment in the statement of financial condition as "Investment in affiliate".

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Revenue Recognition

Investment banking revenues, which include fees earned from placement services and financial advising, are recognized when the transaction closes and realization is reasonably assured.

Income Taxes

Federal and State taxes are recorded as of the date of the financial statements utilizing currently enacted tax laws and rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

For income tax reporting, unrealized holding gains and losses on available-for-sale not readily marketable securities are not included in taxable income. As a result, the basis of not readily marketable securities for financial reporting differs from the tax basis by the cumulative amount of unrealized holding gains and losses. Deferred income taxes have been recorded for the difference, which will be taxable or deductible in future periods when the securities are sold.

Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while revenue and expenses are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translation are included in other comprehensive income or loss.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through February 17, 2011, which is the date the financial statements were available to be issued.

2) FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities that are classified as available-for-sale on a recurring basis.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

Cash and Cash Equivalents, Short-Term Financial Instruments, Accounts Payable and Income Taxes Payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

2) FAIR VALUE MEASUREMENTS (CONT'D)

Investments in Equity Securities

Investments in equity securities that are classified as available-for-sale are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management estimates the value of its available-for-sale securities after giving due consideration to market liquidity and volatility. Management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Assets Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2010:

	Total	Level 1	Level 2	Level 3
Investments in equity securities classified as available-for-sale	$ 15,471	$ -	$ -	$ 15,471

During the year ended December 31, 2010, the Company changed the fair value measurement of its Safe Europe shares from Level 2 to Level 3 within the GAAP fair value hierarchy. To determine the fair value of its investment in the Safe Europe shares, the Company changed its valuation technique for this investment from the market approach to Level 3 analyses, using unobservable inputs and management judgment due to the absence of comparable quoted market prices.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significantly unobservable inputs (level 3) during the year ended December 31, 2010:

Beginning balance	$ -
Total gains or losses (realized/unrealized)	(16,369)
Purchases, issuances and settlements	-
Transfers into Level 3	31,840
Ending balance	$ 15,471

The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

3) SECURITIES – NOT READILY MARKETABLE

At December 31, 2010, the Company's portfolio of not readily marketable securities included 200,000 shares of Safe Europe that management has estimated have no reportable value. The cost basis of the shares is $159,280. The Safe Europe shares are not traded; accordingly, such shares have been valued based on management's best estimate of market value at year end. For the year ended December 31, 2010, unrealized holding losses of $16,369 have been recorded within accumulated other comprehensive income, a component of stockholders' equity.

4) INVESTMENT IN AFFILIATE

The Company has a 25% ownership in one of its affiliates, Charles Street Securities Europe LLP ("CSS Europe"), an affiliated limited partnership in the United Kingdom. For the year ended December 31, 2010, CSS Europe had net profits equal to 126,389 British pounds. Accordingly, $48,859 has been recognized in the accompanying financial statements as earnings from affiliate investee. As of December 31, 2010, the carrying value of the investment in CSS Europe totaled $48,884.

5) LOANS TO STOCKHOLDER

During the year ended December 31, 2010, the stockholder paid for certain operating expenses on behalf of the Company totaling $78,239. The remaining balance of $166,267, inclusive of $6,627 in interest income calculated at 3% per annum, was relieved and considered a return of capital to the stockholder.

In addition, marketable securities loaned to the stockholder in prior years, having a cost basis of $291,912, were also relieved and considered a return of capital to the stockholder. As a result, unrealized holding losses of $148,970 were reclassified out of accumulated other comprehensive income.

6) RELATED PARTY TRANSACTIONS

The Company has a one percent (1%) ownership in an affiliated entity, Charles Street Partners, LLP ("CSS Partners"). During the year ended December 31, 2010, the Company received $4,847 in dividends and profit distribution from CSS Partners.

As of December 31, 2010, the Company was due $2,499 from CSS Europe.

7) INCOME TAX MATTERS

The provision for income taxes consists of the following components:

Foreign (United Kingdom)	$ 10,397
New York State/New York City	757
	$ 11,154

Foreign taxes included in the provision related to an unpaid liability for the year ended December 31, 2008. Interest expense incurred on the unpaid liability amounted to $149.

The components of the deferred tax assets and liabilities are as follows:

Deferred tax assets	
Unrealized losses on securities – not readily marketable	$ 63,995
Less: valuation allowance	(63,995)
Deferred tax liabilities	-
Net deferred tax assets	$ -

Management believes it is more likely than not that the deferred tax asset will be realized and therefore has elected to take a full allowance for the same.

8) ACCUMULATED OTHER COMPREHENSIVE LOSS

As of December 31, 2010, accumulated other comprehensive loss totaled $131,952 and consists of cumulative foreign currency translation adjustment gains of $11,857 and an unrealized loss on securities of $143,809.

9) CONCENTRATION OF RISKS

The Company maintains some of its cash balances at a major US financial institution but also maintains some of its deposits in bank accounts in the United Kingdom. As of December 31, 2010, the balance held at the US financial institution amounted to $2,061 and is insured by the Federal Deposit Insurance Corporation (FDIC insured) up to $250,000. Uninsured balances held in foreign accounts amounted to $30,800.

For the year ended December 31, 2010, the Company's only source of income was derived from transactions with related parties.

10) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the company had net capital of $20,540 which is $15,540 in excess of required net capital of $5,000. The Company's net capital ratio at December 31, 2010 is 0.60 to 1.

11) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

CHARLES STREET SECURITIES, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2010

Total stockholders' equity		$ 89,080
Non-allowable assets, deductions and charges:		
Prepaid expenses	$ 1,686	
Securities - not readily marketable	15,471	
Due from affiliate	2,499	
Investment in affiliate	48,884	
Total non-allowable assets, deductions and charges		68,540
Net capital		$ 20,540
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $12,321		$ 821
Minimum dollar net capital requirement		5,000
Net capital requirement		5,000
Excess net capital		$ 15,540
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 19,308
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 12,321
Percentage of aggregate indebtedness to net capital		60%
Ratio of aggregate indebtedness to net capital		0.60 to 1

See accompanying notes to the financial statements.

CHARLES STREET SECURITIES, INC.
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2010

Net capital, as reported in Company's Part IIA unaudited Focus report	$ 24,090
Differences due to audit adjustments	(3,550)
Net capital, per report pursuant to Rule 17a - 5(d)	$ 20,540

See the accompanying notes to the financial statements.

CHARLES STREET SECURITIES, INC.
INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2010

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See the accompanying notes to the financial statements.

CHARLES STREET SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2010

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the Stockholders of
Charles Street Securities, Inc.

In planning and performing our audit of the financial statements of Charles Street Securities, Inc. (the "Company") for the year ended December 31, 2010 (on which we issued our report dated February 17, 2011), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander, LLP

New York, NY
February 17, 2011

CHARLES STREET SECURITIES, INC.
REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of
The Securities Exchange Act of 1934
SEC File No. 8-30416

FOR THE YEAR ENDED DECEMBER 31, 2010

CHARLES STREET SECURITIES, INC.
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

COMMERCE ONE FINANCIAL, INC.

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2010